

OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE OF DOCUMENT FILED

I, Jena Griswold , as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office, the attached document is a true and complete copy of the

Report

with Document # 20208049329 of

Golden Cacao Corporation

Colorado Corporation

(Entity ID # 20191776773)

consisting of 2 pages.

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 11/30/2020 that have been posted, and by documents delivered to this office electronically through 12/01/2020@ 19:21:49.

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, and issued this official certificate at Denver, Colorado on 12/01/2020 @ 19:21:49 in accordance with applicable law. This certificate is assigned Confirmation Number 12760449 .

Jena Griswold

Secretary of State of the State of Colorado

End of Certificate



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 12/01/2020 07:19 PM
ID Number: 20191776773

Document number: 20208049329
Amount Paid: $60.00

ABOVE SPACE FOR OFFICE USE ONLY

Periodic Report

filed pursuant to §7-90-301, et seq. and §7-90-501 of the Colorado Revised Statutes (C.R.S)

ID number: 20191776773

Entity name: Golden Cacao Corporation

Jurisdiction under the law of which the entity was formed or registered: Colorado

1. Principal office street address: 8400E. Prentice Avenue (Street name and number)
   Suite 1360
   Greenwood Village (City) CO (State) 80111 (Postal/Zip Code)
   (Province – if applicable) United States (Country – if not US)

2. Principal office mailing address: (if different from above)
   P.O. Box 216 (Street name and number or Post Office Box information)
   Kohler (City) WI (State) 53044 (Postal/Zip Code)
   (Province – if applicable) United States (Country – if not US)

3. Registered agent name: (if an individual) Gomes (Last) Klara (First) (Middle) (Suffix)

   or (if a business organization)

4. The person identified above as registered agent has consented to being so appointed.

5. Registered agent street address: 17 Cheyenne Mt. Blvd (Street name and number)
   Colorado Springs (City) CO (State) 80906 (Postal/Zip Code)

6. Registered agent mailing address: (if different from above)
   (Street name and number or Post Office Box information)
   (City) (State) (Postal/Zip Code)
   (Province – if applicable) (Country – if not US)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

7. Name(s) and address(es) of the
   individual(s) causing the document
   to be delivered for filing:

Simmons	James	R.	
(Last)	_(First)_	_(Middle)_	_(Suffix)_

155 Main Street
(Street name and number or Post Office Box information)
Suite 301

Providence	RI	02903
(City)	_(State)_	_(Postal/Zip Code)_

	United States
(Province – if applicable)	_(Country – if not US)_

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.